PRESIDENTIAL ASSOCIATES I
LIMITED PARTNERSHIP
1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138

July 31, 2008

William H. Demarest IV
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Presidential Associates I Limited Partnership
Form 10-K for the Year Ended December 31, 2007
Form 10-QSB for the period Ended March 31, 2008
File No. 0-12210

Dear Mr. Demarest:

We have reviewed your letter dated July 21, 2008 in which you set forth certain deficiencies in the Form 10-KSB for the year ended December 31, 2007 and the Form 10-QSB for the period ended March 31, 2008 for Presidential Associates I Limited Partnership (the “Registrant”).

1a.  Internal Control Over Financial Reporting.  Your letter states that it does not appear that management has performed its assessment of internal control over financial reporting as of December 31, 2007.

Response:  Management had, in fact, performed its assessment of internal control over financial reporting as of December 31, 2007.  The Registrant’s Form 10-KSB for the year ended December 31, 2007, however, did not adequately disclose such assessment.  The Form 10-KSB has been amended as of the date hereof to correct the disclosure of such assessment by management.

1b.  Certifications under Item 601(b)(31) of Regulation S-B.  Your letter states that our Principal Executive Officer  and Principal Financial Officer certifications under Item 201(b)(31) of Regulation S-B did no include the introductory language of paragraph 4 and the language of paragraph of 4(b).

Response: The Registrant’s Form 10-KSB for the year ended December 31, 2007 has been amended as of the date hereof to correct the deficiency.

2.  Form Type.  Your letter points out that the Registrant’s most recent quarterly report for the period ending March 31, 2008 was filed on Form 10-QSB, not Form 10-Q.

Response:  The Registrant has reviewed its latest quarterly report on Form 10-QSB and determined that it does contain all material information required by Form 10-Q. The Registrant will file all future quarterly reports on Form 10-Q.

The Registrant hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should there be any additional comments, please contact me.

Sincerely,

/s/ Andrew P. Prague
Andrew P. Prague
Chief Financial Officer